Suite 2800  1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500  f 404 815 6555
www.KilpatrickStockton.com

direct dial 404 815 6270
direct fax 404 541 3400
JStevens@kilpatrickstockton.com

June 28, 2011

VIA EDGAR, E-Mail and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attention:              Michael R. Clampitt, Senior Counsel

Re:          United Community Banks, Inc.
Registration Statement on Form S-1
Filed May 23, 2011
File No. 333-174420
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 4, 2011
File No. 001-35095

Ladies and Gentlemen:

At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below responses to the Staff’s comment letter to the Company dated June 17, 2011.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.

Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Letter to the Securities and Exchange Commission
June 28, 2011

Form S-1 filed May 23, 2011

General

1.
We note the bank is currently subject to a memorandum of understanding (“MOU”) with the FDIC and Georgia Department of Banking and Finance. Please revise to include a recent developments section and disclose all material actions taken in response to the MOU. Disclose whether your capital ratios were in compliance with the MOU as of March 31, 2011.

Response:

The requested revision has been made in Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”).  That and all other revisions to the Amendment are shown in the redlined draft that we have sent to the Staff by e-mail and Federal Express to facilitate your review.

2.
We note foreclosed property costs were up $54.1 million in the first quarter of 2011 compared to the first quarter of 2010. On page 39 of your Form 10-Q for the quarter ended March 31, 2010, you attribute most of this increased expense to higher write downs on foreclosed properties incurred to expedite sales under the Problem Asset Disposition Plan. Please tell us, with a view toward revised disclosure, whether you expect to continue to incur elevated foreclosed property costs.

Response:

The Company does not expect to continue to incur elevated foreclosed property costs at the level incurred in the first quarter of 2011.  As a result of the Company’s Bulk Loan Sale in the second quarter of 2011, inflows to foreclosed properties are expected to continue to decline because the loans with the highest probability of foreclosure were included in the Bulk Loan Sale.  Correspondingly, the Company expects related foreclosure costs to continue to decline. The Bulk Loan Sale was a discrete transaction and there are currently no plans under consideration to execute another bulk sale of that magnitude.  A revision has been made in the “Summary—Recent Developments” section of the Amendment with respect to these expectations.

3.
We note you have incurred increasing losses since 2008. Please revise to include a risk factor in the registration statement that addresses your recent quarterly and annual losses, including the loss incurred in the most recent quarter. We note you have incorporated by reference the risk factors from the Form 10-K for the year ended December 31, 2010, including the second risk factor on page 16.

Response:

The requested revision has been made in the Amendment.

Letter to the Securities and Exchange Commission
June 28, 2011

Prospectus Cover Page

4.
We note there is no existing market for the cumulative perpetual preferred stock or the warrants. Accordingly, an at-the-market offering is not permitted for these securities. Please revise to disclose that the selling shareholders will sell at a price of $x.xx per share/warrant until the shares/warrants are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. In addition, disclose the current interest rate on the preferred and the exercise price of the warrants and whether or not they have a cashless exercise feature.

Response:

The requested revisions have been made in the Amendment.

A Warning About Forward ..., page ii

5.	Move this section to after the risk factors section.

Response:

The requested revision has been made in the Amendment.

Risk Factors
Future dividend payments are restricted ..., page 3

6.
Revise to disclose the dividend rate terms and the annual accrual based on the current rate. In addition, disclose if there are any arrangements, agreements or understandings regarding the issuance of additional preferred stock and add a cross-reference to another location in the prospectus where “subject to certain limited exceptions” is more fully described.

Response:

The requested revisions have been made in the Amendment.

Plan of Distribution, page 4

7.
Please disclose that you will file a post-effective amendment to the registration statement to update the plan of distribution in the event you engage underwriters, broker-dealers or agents to offer the securities.

Letter to the Securities and Exchange Commission
June 28, 2011

Response:

The requested revision has been made in the Amendment.

Selling Shareholders, page 6

8.
Please revise to name the natural persons who have or share voting or investment power for each identified selling shareholder. In addition, indicate if either seller is a broker-dealer or an affiliate of a broker-dealer. If so, add appropriate disclosure of seller’s intentions at the date of purchase.

Response:

The requested revision has been made in the Amendment.

Tax Benefits Preservation Plan, page 7

9.
We note the representations here and on page 18 of the Form 10-Q for the first quarter that management does not believe there was an ownership change under Section 382 of the Internal Revenue Code prior to, or in connection with, the private equity transaction completed in the first quarter. Please revise your disclosure here to address, by bullets, the negative aspects of the plan, e.g., how the net operating losses could be lost, impact on liquidity or poison pill elements, testing dates under section 382, reductions based on market value, etc. Disclose the amounts at risk. In this regard, please add a risk factor that addresses the potential risks related to a change of ownership or market value changes.

Response:

We have revised the Amendment to describe the negative aspects of the Company’s Tax Benefits Preservation Plan and to describe in more detail the impact of an ownership change under Section 382 of the Internal Revenue Code (“Section 382”).  We have also included an updated Section 382-related risk factor in the Amendment.

Item 15. Recent Sales of Unregistered Securities

10.
Revise to disclose the Fletcher option and warrant issuance. In addition, add disclosure here to the Fletcher issuance as well as the other 2011 issuances as to how they were structured to comply with IRS Section 382. Alternately, add this disclosure on page 7 under “Tax Benefits Preservation Plan.” Also add a risk factor addressing the potential dilution associated with these issuances and the potential indemnification issuances.

Letter to the Securities and Exchange Commission
June 28, 2011

Response:

We have added disclosure regarding the Fletcher option and warrant issuance and disclosure to the description of the 2011 issuances to describe how the 2011 issuances were structured to comply with Section 382.  The Fletcher option and warrant issuance was not structured in a way to comply with Section 382 because those transactions did not create any risk of an ownership change under Section 382 at such time.

We have added a risk factor with respect to potential dilution as a result of the exercise of the Fletcher warrants and possible purchase of convertible preferred stock.  We have not added a risk factor with respect to a possible dilutive issuance as a result of the issuance of potential indemnification shares because the Company’s indemnification obligation lapsed on June 15, 2011 without an issuance.

11.
Revise to disclose the exemption from registration claimed for each unregistered sale identified in this section and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K. In addition, disclose the aggregate offering amount for each unregistered offering.

Response:

The requested revisions have been made in the Amendment.

Exhibit 5

12.	Please arrange for counsel to opine that the warrants are binding obligations under the state contract law governing the warrant agreement.

Response:

The requested revision has been made in the revised opinion filed with the Amendment (the “Revised Opinion”).

13.	Refer to the second sentence of the last paragraph. Counsel may limit reliance on the opinion with regard to purpose, but not person. Please arrange for counsel to revise accordingly.

Response:

The requested revision has been made in the Revised Opinion.

Letter to the Securities and Exchange Commission
June 28, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 27

14.	Provide us with sufficient information so that we may better understand the nature and your accounting for the fraud loan loss provision recorded previously and subsequently reversed in fiscal 2010.

Response:

In 2007, the Company suffered an $18 million loss related to two fraudulent real estate developments in western North Carolina.  The original $18 million fraud loan loss provision and related charge-off were described on page 22 of the Company’s Form 10-K for Fiscal Year Ended December 31, 2007.  For the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, we broke out separately the fraud loan loss provision and related charge-off to better disclose the nature of the loss.  At the time of the loss, the Company filed a claim with its primary insurer for coverage of the loss under its blanket bond and excess bond.  The Company’s insurer rejected the claim, and, as a result, the Company filed a suit against such insurer.  Because the Company’s insurer initially rejected the claim, management determined the likelihood of collection was remote.  We therefore recorded the recovery when we determined the realization was probable which was in the fourth quarter of 2010.  In December 2010, the Company reached a settlement with its insurer for $12.25 million, less $500,000 paid in expenses related to the recovery.  The Company recorded the net $11.75 million as a loan recovery of a previous charge-off in the fourth quarter of 2010 and separated the fraud loan recovery in the Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview consistent with our 2007 disclosures.

Item 11. Executive Compensation
Base Salary, page 20 of Definitive Proxy Statement on Schedule 14A

15.
We note the disclosure in the first paragraph on page 21 that Mr. Freeman’s compensation was reduced by $95,000 in 2010. Please reconcile this statement with the amounts disclosed in the summary compensation table.

Response:

Effective April 1, 2010, Mr. Freeman voluntarily requested that his annual base salary be reduced by $95,000 from $295,000 to $200,000.  In the summary compensation table in the Company’s Definitive Proxy Statement on Schedule 14A, Mr. Freeman’s base salary for 2010 is shown as $223,750 because he earned an annual base salary of $295,000 for the first three months of the year and an annual base salary of $200,000 for the last nine months of the year.  A reconciliation is shown below.

Base salary of $295,000 times 3/12 =	$73,750
Base salary of $200,000 times 9/12 =	150,000
Total	$223,750

Letter to the Securities and Exchange Commission
June 28, 2011

Non-Equity Incentive Awards, page 21 of Definitive Proxy Statement on Schedule 14A

16.
It appears based on your disclosure that the qualitative performance measures were established as quantifiable performance targets. Please tell us what these targets were and revise future filings accordingly. Refer to Item 402(b)(2)(v) of Regulation S-K.

The key performance measure considered by the Company’s Compensation Committee for fiscal year 2010 was core pre-tax, pre-credit earnings, viewed as the primary quantitative performance measure.  Additionally, if the minimum threshold target was met, the Compensation Committee had negative discretion to lower the targeted bonus level based on several qualitative performance measures.  The qualitative performance measures targeted levels of provision for loan losses, core deposit growth, net interest margin, operating efficiency ratio, and customer satisfaction scores.

The Company described in its Proxy Statement that, to receive a bonus award, core pre-tax, pre-credit earnings must have reached a minimum level of $75 million, and higher bonus awards could be paid if the Company achieved $125 million in core pre-tax, pre-credit earnings for the year.   If the minimum or a higher targeted level of core pre-tax, pre-credit earnings was met, the bonus award could be reduced by the Compensation Committee based on the collective performance of the qualitative measures discussed above.

The Company’s actual core pre-tax, pre-credit earnings for 2010 were $113.4 million.  Even though the primary measure, core deposit growth and customer satisfaction scores were above the minimum levels, the provision for loan losses, net interest margin and operating efficiency goals were not met during 2010.  Therefore, the Compensation Committee did not grant non-equity incentive compensation awards or cash bonuses in 2010 to any Named Executive Officers or any other member of senior management.

The Company has not disclosed the specific numerical performance targets for its qualitative performance measures because such disclosure would result in substantial competitive harm to the Company, as defined in Instruction 4 to Item 402(b) of Regulation S-K.  Instruction 4 specifies that the applicable standard for that determination is the same as when requesting confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which in turn incorporates the criteria for nondisclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) (“FOIA”) and Rule 80(b)(4) thereunder.  As described below, we believe that the Company omission of the specific numerical performance targets meets the criteria in Instruction 4 to Item 402(b) and in Exemption 4 to FOIA.

Letter to the Securities and Exchange Commission
June 28, 2011

Current Disclosure.  The Company has carefully evaluated its various incentive compensation arrangements to determine if disclosure would result in competitive harm.  When the Company does not believe that disclosure of information relating to performance targets will result in competitive harm, it has disclosed such information. For example, the Company has described the target for the key performance measure considered by the Committee that is a threshold for any incentive compensation to be paid.  We believe this disclosure informs the Company’s shareholders that the Company strives for aggressive growth and results, without revealing the specific, more detailed qualitative numerical performance targets, which would give competitors financial and commercial information that would cause competitive harm to the Company if disclosed.

Competitive Harm Analysis.  While information about the Company’s provision for loan losses, core deposit growth, headcount and expense reduction, net interest margin, operating efficiency ratio, and customer satisfaction levels are eventually disclosed in its public filings, the Company’s internal business plans and performance against those plans are never made public.  Disclosure of the Company’s internal plans and its performance against those plans, or the specific numerical performance targets derived in part therefrom, may allow competitors to understand its various strategies, plans and competitive intelligence.  Competitors and industry experts may be able to deduce the Company’s plans and budgets based on the disclosure of these targets.  Likewise, if the Company disclosed these targets after-the-fact, competitors would have access to baseline information for future projected plans and budgets, challenging or defeating the Company’s objectives, or could discern how the Company is or is not allocating resources.

The fact that targets would be disclosed for a completed fiscal year does little to mitigate the examples of competitive harm outlined above, because, among other reasons, most of the Company’s strategic business plans need more than one year for execution.  For instance, if the Company identifies goals for core deposit growth or ways to improve customer satisfaction, it will often take several years to execute a strategy to exploit such opportunities.  The Company’s competitors may determine its business objectives after a single year of that multi-year horizon and undertake counter-measures.  Disclosure of specific numerical performance targets for a trailing year also can serve as a highly useful baseline to extrapolate into the following year.

Letter to the Securities and Exchange Commission
June 28, 2011

While disclosure of the performance measures used without disclosure of the specific numerical targets may provide some information to competitors, the disclosure of the numerical targets combined with the disclosure of historical results gives competitors the quantify precisely the Company’s strategies and to put them in relative order of significance.  As a result, the addition of the numerical objectives to the information otherwise available has the effect of turning general observations into more specific, actionable knowledge.

If the Company were forced to disclose specific numerical performance targets, it also could have a chilling effect on the process for setting such objectives.  The Company might be dissuaded from setting specific numerical targets that incentivize executives to achieve business goals in favor of broader, less-defined objectives that may not have as much potential for disclosing sensitive information to competitors, but also may not have the incentive value of more specific numerical performance objectives.  Moreover, the internal business plans upon which the Company’s incentive targets are partially based do not necessarily constitute forecasts of future performance at the time they may be disclosed.  If disclosed, however, there is a risk that they would be construed by shareholders as relevant, current forecasts.  In addition, for important business reasons, the Company’s internal plans are often very challenging or even aspirational, and do not necessarily reflect what our probable or likely future results may be.  The Company believes that there is value in having such internal plans, because its executives have incentives to attempt to achieve superior results without fear of penalty in the market.  If the Company’s specific numerical performance targets were disclosed, even on a retrospective basis (in which case, such targets could become a baseline to extrapolate into future periods), the Company believes there is a substantial risk that the targets will become market expectations, displacing whatever guidance it may choose to give and the independent research conducted by analysts.  If this occurs, it may create an incentive to set the targets lower, so that they are achieved at the 100% or greater level more often than not, to avoid market penalties for failure to achieve plan objectives.

Competition and Company Access to Competitor Information.  The financial services industry is highly competitive.  The Company almost invariably is competing against one or more other companies.  The Company competes with companies ranging from large money center financial institutions with vastly more resources than it, to small community banks and credit unions.  To the extent large companies disclose numerical performance targets, such disclosures generally do not provide the Company the competitive insights that disclosure of its objectives would provide to those companies, as the named executive officers of such companies oversee very large organizations with more diverse lines of business, and the Company competes against only, perhaps, the retail banking operations of such companies.  Accordingly, the numerical performance targets of such executives are unlikely to reveal to the Company much competitive data.  In addition, many of the Company’s smaller competitors are privately held and do not disclose any financial information whatsoever other than in regulatory filings with bank and credit union regulators that do not include any manner of compensation disclosure an analysis.  Consequently, if the Company were obliged to disclose its specific numerical performance objectives, its competitors would often have access to sensitive information about it, while the Company would not have access to similar information about its competitors, resulting in an unlevel playing field.

Letter to the Securities and Exchange Commission
June 28, 2011

Difficulty of Attainment.  Instruction 4 to Item 402(b) provides that, if specific numerical performance targets are not disclosed, the Company must discuss how difficult it will be for the executive, or how likely it will be for it, to achieve the undisclosed target levels, and the Company’s intends to comply with this instruction in future filings.  We also note that the Company has never paid incentive bonuses under the Company’s Management Annual Incentive Plan, suggesting that those performance targets have been set at very challenging levels.

Legal Standards.  Instruction 4 to Item 402(b) states that numerical performance targets need not be disclosed if they involve “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant”, and further provides that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of [FOIA] and Rule 80(b)(4) thereunder”.

The three-part test for FOIA Exemption 4 is stated similarly to Instruction 4 to Item 402(b) - in order to be eligible for the exemption, (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character, (2) such information must be obtained from a person (which includes a corporation1, and (3) such information must be privileged or confidential.2 We address the elements of this analysis below.

(1)           Trade Secrets/Commercial or Financial Information.  The Company’s internal business plans, upon which its specific numerical performance objectives are based in part, constitute “trade secrets” under prevailing law.  Trade secrets consist of information that (i) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use, and (ii) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.3

1  Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).
2 Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974); see also Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); Inner City Press/Cmty. on the Move v. Bd. of Governors of the Fed. Reserve Sys., 463 F.3d 239, 244 (2nd Cir. 2006).

Letter to the Securities and Exchange Commission
June 28, 2011

The Company undoubtedly derives independent economic value from its internal plans - these secrets provide the foundation for the executive officers to manage the Company and allow its Board of Directors to assess the performance of senior management.  The internal plans form the basis for credit administration and setting annual budgets for capital expenditures, marketing, hiring and other key decision areas.  None of these secrets are generally known to its competitors, who would derive economic value from discovering them.  The ways in which competitors could benefit from learning these secrets through the Company’s disclosure of specific numerical performance targets are described in detail above.  The internal plans are also the subject of reasonable efforts to maintain their secrecy.  Generally, only the Company’s Board of Directors, senior management and their trusted advisors are privy to these secrets.

The specific numerical performance targets used in its incentive compensation arrangements also constitute “commercial or financial information” within the meaning of FOIA Exemption 4.  The terms must be given their “ordinary meanings” under applicable law.4  Performance measures such as the Company’s provision for loan losses, headcount and expense reduction and net interest margin are clearly “financial”.  Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.  The Company’s core deposit growth, operating efficiency ratio, and customer satisfaction levels goals relate to commerce and have been compiled in the pursuit of profit.5

(2)           Confidential/Competitive Harm.  Information is “confidential” for purposes of Exemption 4 if “disclosure of the information is likely . . . to cause substantial harm to the competitive position of the person from whom the information was obtained”.6  For purposes of Exemption 4, the release of information will cause substantial competitive harm if (i) actual competition exists, and (ii) there is a likelihood of substantial competitive injury resulting from disclosure of such information.7

3   Uniform Trade Secrets Act §1(4).
4  Pub. Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir.1983) (citing Wash. Post Co. v. U.S. Dept. of Health & Human Services, 690 F.2d 252, 266 (D.C. Cir.1982); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C. Cir.1980)).
5  See Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir.1978) (citing Getman v. NLRB, 450 F.2d 670, 673 (D.C. Cir.1971)).
6  Morton, 498 F.2d at 770; see also Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (D. D.C. 2002); Judicial Watch, Inc. v. Food & Drug Admin., 449 F. 3d 141 (C.A.D.C. 2006).
7  See Frazee v. U.S. Forest Serv., 97 F.3d 367, 371 (9th Cir. 1996).

Letter to the Securities and Exchange Commission
June 28, 2011

We have provided information on the existence of competition in the Company’s industry above under “Competition and Company Access to Competitor Information”.  As to the likelihood of substantial competitive injury resulting from disclosure of the specific numerical performance targets, we refer you to the discussion under “Competitive Harm Analysis” above.  We further note that information such as the Company’s internal financial plans is of the type customarily afforded confidential treatment under FOIA Exemption 4, per the cases cited in footnote 8.8

Conclusion.  We respectfully submit to the Staff that our discussions in this letter demonstrate that disclosure of the specific qualitative performance measures targeted by  the Company would cause it competitive harm.  In future filings, the Company will disclose the specific parameters of all financial performance targets and objectives considered by the Compensation Committee, to the extent such information (i) does not consist of financial projections or forward-looking information that has not otherwise been publicly disclosed by the Company or (ii) may not otherwise be omitted pursuant to Item 402(b) of Regulation S-K.  The Company has no objection to disclosing incentive targets where competitive harm would not result, and should circumstances change in the future, the Company will reevaluate its current approach.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements
Note 5 – Loans and Allowance for Loan Losses, page 11

17.
In regard to the table on page 12, tell us the reasons and basis for not having any of the allowance for loan losses associated with loans “individually evaluated for impairment” at either March 31, 2011 or at December 31, 2011 and only a minimal amount associated with these types of loans at March 31, 2010. Given the significant levels of nonaccrual loans at each of the above noted dates, as well as the levels of loan loss provisions and charge-offs recorded, it would seem that a larger portion of the allowance for loans losses would be associated with these types of loans. Please provide us with sufficient information so that we will have a better understanding of your allowance for loan loss evaluation process of impaired loans.

8  See generally Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 682 (D.C. Cir. 1976) (financial records); Continental Oil v. Fed. Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Morton, 498 F.2d at 765 (financial records); Goldstein v. Interstate Commerce Comm’n, Civ. A. No. 82-1511, 1984 U.S. Dist. LEXIS 14768 (D.D.C. July 21, 1985) (pricing, volume and sale terms in shipping contracts).

Letter to the Securities and Exchange Commission
June 28, 2011

Response:

During the Company’s 2009 annual bank regulatory examination, its primary federal regulator (the FDIC) instructed the Company to record loan charge-offs for the Company’s expected losses on all impaired loans in accordance with its regulatory policies.  Because the majority of these loans were collateral-dependent, the Company charged-off amounts representing the loan balance in excess over the collateral value as required by the Joint Interagency Policy Statement on the Review and Classification of Commercial Real Estate Loans issued November 7, 1991 which requires impaired collateral-dependent loans to be reported at the fair value of the collateral. While we believe this practice to be highly conservative, we do not believe it to be inconsistent with Generally Accepted Accounting Principles.  As a result, the loans shown as individually evaluated for impairment do not typically show a specific allowance allocation, since the amount that would otherwise have been shown as a specific allowance within the allowance for loan losses has already been charged-off with receipt of the updated appraisal.

In the disclosures, those loans individually evaluated for impairment that do have a specific allowance are those loans that have been determined to be impaired and are typically collateral dependent but an updated appraisal had not been received as of the balance sheet date.  Therefore, since the amount of loss is estimated based on values of similar properties it is not charged-off until receipt of the updated appraisal.

Note 6 – Foreclosed Property, page 17

18.
Tell us the reasons and basis for the significant increase in the foreclosed asset provision and in the level of direct write-downs during the quarter ended March 31, 2011. Specifically address the asset disposition plan implemented in 2011 and the impact this had on the timing and amount of the provisions and write-downs. Further, address at what point in time these write-downs were taken and what your appraisal policy is in regard to OREO.

Response:

On March 30, 2011, after the completion of the $380 million Private Placement, the Company’s Board of Directors approved an accelerated asset disposition plan (the “Problem Asset Disposition Plan”).  At that time, substandard loans that were to be sold through a bulk sale transaction as part of the Problem Asset Disposition Plan were charged-down to their expected sales proceeds and were transferred to the “Held for Sale” classification on the Company’s balance sheet.  The loss recorded on those loans was based on the indicative bids for the substandard loans that were received from potential purchasers that had expressed an interest in bidding on the loans.  The Board-approved Problem Asset Disposition Plan also called for the write-down and accelerated disposition of foreclosed properties to expedite sales within the next two quarters.  The write-downs taken were based on accelerated liquidation values similar to the indicative bids from the Bulk Loan Sale.

Letter to the Securities and Exchange Commission
June 28, 2011

The Company’s appraisal policy is to obtain an updated appraisal at the time of foreclosure and subsequently, for properties that have remained in OREO for more than 12 months.  In the first quarter of 2010, the Company changed its policy to write-down foreclosed properties to 90% of appraised value (previously, written-down to appraised value).  Effective in the first quarter of 2011, United further changed its policy to record foreclosed properties at 80% of appraised value.  The changes were made due to the continued depressed real estate market that has caused an increase in selling costs and greater than expected purchase discounts on the sale of these properties.

Note 7 - Earnings Per Share, page 17

19.
We note the equity transactions completed in the quarter ended March 31, 2011. Please tell us whether these transactions constituted a change of ownership which would result in the potential issuance of common shares under the indemnification provisions. Further, address how you have accounted for the indemnification provisions.

Response:

The Company performed extensive testing and analysis to determine if a change of ownership under Section 382 occurred as a result of the equity transactions completed in the first quarter.  In addition, it engaged KPMG LLP to assist in structuring the transactions so as to avoid a change in ownership.  Because the Company believed that no such ownership change had occurred and no shares would be issuable under the indemnification provisions, the Company determined at the inception the liability was zero. However the Company did disclose their existence.  The indemnification provisions expired on June 15, 2011 and no shares were issued or will be issued pursuant to such indemnification provisions.

Note 10 – Common and Preferred Stock Issued /Common Stock Issuable, page 21

20.
Regarding the share exchange agreement with Elm Ridge in February 2011, provide us with sufficient information to support your accounting that there was no increase or decrease in shareholders’ equity. Further, tell us how you have accounted for the warrants issued in the transaction.

Response:

The Company’s transaction with Elm Ridge was a swap of one form of equity instrument for another.  In this transaction, the Company exchanged preferred stock and a warrant for common stock.  This transaction did not create or reduce shareholders’ equity.

Letter to the Securities and Exchange Commission
June 28, 2011

Note 13 – Transactions with Fletcher International, page 22

21.	In regard to the April 2010 transactions with Fletcher International, please address the following:

●	Tell us and disclose the nature and terms of the loan made in conjunction with the nonperforming assets sale;
●	Tell us and disclose whether this loan is performing under its contractual terms and whether there have been any delinquencies to date;
●	Tell us and disclose the expiration date of the warrant and whether the warrant to acquire common stock has been exercised;
●	Tell us and disclose whether all of the shares of the Series C Preferred stock were purchased by May 31, 2011;
●	Tell us how the company has or will account for the commitment payment received from Fletcher for the Series C Preferred stock not purchased by May 31, 2011; and
●	Tell us and disclose whether the additional warrant to purchase common stock has been issued.

Response:

The assets sold in the Fletcher transactions were sold to five separate limited liability company affiliates of Fletcher International and a separate loan was made by the Company to each such affiliate in connection with their respective purchases.  The assets in the affiliates are all cross-pledged as collateral on all five loans.  The loan terms are the same for all five loans.  The loans have an initial term of five years and principal and interest payments are based on a 20-year amortization schedule.  Correspondingly, prepayments on the loans are required as properties are sold in order for the collateral to be released upon sale.  The interest rate during the loan term is fixed at 3.50% for all loans and, accordingly, each loan was recorded at a discount as the interest rate was considered below market.  At the time the Fletcher affiliates were formed, they were capitalized with sufficient cash to make the required 20% down payment on the purchase and to retain a sufficient amount of cash and securities to cover the first three years of required cash flows.  According to the terms of the agreements, at least one year of estimated cash flow requirements must be held in cash.  Cash flow from expected sales of underlying assets (loans / foreclosed real estate) is expected to provide sufficient cash flow to service the loans beyond the first three years and through the remainder of the loan terms. Each loan has performed according to its contractual terms since its inception and there have been no delinquencies to date.

The warrant issued to Fletcher has a term of nine years and will expire on May 26, 2019, the ninth anniversary of shareholder approval of the Fletcher transactions. To date, the warrant has not been exercised, nor has Fletcher exercised its option to purchase the Series C Preferred Stock.

Letter to the Securities and Exchange Commission
June 28, 2011

United recently received the commitment payment from Fletcher for the Series C Preferred Stock not purchased by May 31, 2011.  Such payment was recorded in other fee revenue, as it offsets the original charge to earnings for the value of the equity instruments granted in the second quarter of 2010.

As Fletcher has not exercised its option to acquire Series C Preferred Stock, the additional warrant to purchase common stock has not been issued.

We agree to include the above information as part of our disclosure of the Fletcher transaction in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 28

22.
Regarding the sale of substandard and nonperforming loans to CF Southeast LLC and CF Southeast Trust 2011-1 which occurred in April of 2011, please provide us with a detailed analysis (with references to the appropriate accounting literature), similar to what was provided and disclosed regarding the Fletcher International Ltd. Transaction, which supports your accounting for the transactions.

Response:

The April 2011 sale of loans to CF Southeast LLC and CF Southeast Trust 2011-1 was a straight cash sale with no ongoing involvement by the Company.  The Company did not finance the sale, has no ongoing servicing responsibilities and has no recourse with respect to the transferred assets other than with respect to standard representations and warranties.  As such, the Company recorded the transfer as a sale.  Because there is no on-going servicing or recourse, the Company did not record a servicing asset or recourse liability.

Income Taxes, page 40

23.
We note that you have recorded a net deferred tax asset of $167 million at December 31, 2010 and $266 million as of March 31, 2011. Your disclosures regarding the realization of the net deferred tax asset seem to focus on your ability to carry the losses forward to future profitable years. Given the significant losses recognized in each of the last three fiscal years and in the interim period of fiscal 2011, please provide us with a detailed analysis to support your conclusion that no additional valuation allowance was warranted. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740. Provide us with this information for each of the periods ended March 31, 2011, December 31, 2010, and December 31, 2009.

Response:

The Company’s detailed supporting analysis for its conclusions for each of the periods requested is being provided confidentially under separate cover.  We hereby request confidential treatment of this information.

Letter to the Securities and Exchange Commission
June 28, 2011

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270.  Thank you.

Sincerely,

/s/ James W. Stevens
James W. Stevens

Cc:          Jimmy C. Tallent, United Community Banks, Inc.
Rex S. Schuette, United Community Banks, Inc.
Alan Kumler, United Community Banks, Inc.
Sonny MacArthur, Porter Keadle Moore, LLP